PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and F/m Investments, LLC d/b/a Oakhurst Capital Management, LLC (“F/m”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers F/m and F/m hereby purchases one (1) share each (each, a “Share” and collectively, the “Shares”) (par value $0.001 per Share) of the Institutional Shares of Common Stock of the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund, and Oakhurst Short Duration High Yield Credit Fund (each a “Fund”) at price per Share equivalent to the net asset value per Share of each respective Fund as determined on July 11, 2023.

2.  The Company hereby acknowledges receipt from F/m of funds in the amount of $30 in full payment for the Shares.

3.  F/m represents and warrants to the Company that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of July 7, 2023.

THE RBB FUND, INC.

By:
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer & Secretary

F/M INVESTMENTS, LLC d/b/a OAKHURST CAPITAL MANAGEMENT, LLC

By:
Name:	Alexander Morris
Title:	President